News Release
For immediate publication

ART’s SoftScan Optical Breast Imaging System Meets Primary Endpoint in Landmark Tissue
Characterization Study

Montreal, Canada, November 14, 2006 – ART Advanced Research Technologies Inc. (ART) (TSX: ARA), a Canadian medical device company and a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, announced today that its SoftScan® multicentre tissue characterization study met its primary endpoint of system accuracy of optical parameter measurements and that the data from the study demonstrated that the SoftScan optical breast imaging system provides structural and physiologic indices that are useful during lesion characterization to discriminate malignant from benign and normal breast tissue.

“These results provide convincing evidence that SoftScan has the potential to accurately and non-invasively characterize breast tissue,” said Sébastien Gignac, President and CEO of ART. “We believe that the significant differences in parameters and indices observed can provide important information for clinical practice as well as for the development of new breast cancer pharmaceuticals,” added Mr. Gignac.

Joseph Kozikowski, M.D., ART’s Chief Medical Officer, stated for his part: “This study is a major advance of the SoftScan system into the clinical mainstream. The SoftScan images were acquired at leading North American clinical centres and were interpreted by practicing breast radiologists in actual clinical settings. The system delivered accurate, statistically-significant tissue characterization results, and the procedure was safe and well-tolerated.”

Dr. Alfred B. Watson, Jr., M.D., M.P.H., F.A.C.R., F.A.C.P.M., Vice Chairman of the Department of Radiology and Chief of Breast Imaging at Baylor College of Medicine, Texas Medical Center, speaking on behalf of ART’s Clinical Advisory Board, declared that “the Advisory Board was encouraged by the results of the tissue characterization study.” He added: “As a diagnostic tool, especially where mammography has limited sensitivity, SoftScan provides information that would be quite valuable to help guide the radiologist in the management of the patient.” “Furthermore, since SoftScan does not emit any radiation, it would be safe to use to screen at an earlier age patients that are at high risk of developing, or who have a family history of, breast cancer”, concluded Dr. Watson.

The SoftScan optical breast imaging system met its primary endpoint of system accuracy of optical parameter measurements in the healthy volunteers parameter-evaluable (Normal Volunteers) population. The study also met its secondary endpoints of system accuracy of optical physiologic index measurements. Furthermore, an exploratory analysis of system diagnostic efficacy demonstrated statistically-significant differences among Normal Volunteers, Benign Lesion, and Malignant Lesion Populations for the physiologic indices of Perfusion and Oxyhemoglobin (p = 0.0054 and 0.0033, respectively).

The quality of this research was recognized last month, when the study’s interim analysis was presented by Nathalie Duchesne. M.D. and received the Best Proffered Scientific Paper Award by the Canadian Association of Radiologists. That analysis was also recently presented at the American Association for Cancer Research’s International Conference on Molecular Diagnostics in Cancer Therapeutic Development.

Data from this study will be included in ART’s proprietary SoftScan DataBank™, comprising multiparameter optical spectroscopy data obtained in compliance with international quality management standards from hundreds of human subjects. This data will also serve as important components of ART’s Health Canada, European Union, and U.S. Food and Drug Administration (FDA) regulatory filings.

About ART’s SoftScan Breast Tissue Characterization Study

ART’s Clinical Study SSC-207 was an international, multi-centre, prospective, non-randomized, open-label, observational study of its SoftScan optical breast imaging system in women between 20 and 80 years of age who were either healthy volunteers or were scheduled to undergo a tissue biopsy or surgical excision of a suspicious breast lesion for histopathologic diagnosis.

The study was conducted in compliance with Good Clinical Practice Guidelines and the Declaration of Helsinki, and ART’s operations have been certified to ISO 13485:2003 and ISO 9001:2000 international quality management standards.

The study enrolled 108 subjects (i.e., Healthy Volunteers: 30; Patients with Lesion: 78) at 3 centres: Centre Hospitalier Universitaire de Montréal, Hôtel-Dieu du CHUM (Montreal, Quebec, Canada); McGill University Health Centre, The Royal Victoria Hospital (Montreal, Quebec, Canada); and Massachusetts General Hospital (Boston, Massachusetts, U.S.A.). SoftScan image interpretation was performed at 3 clinical diagnostic breast radiology centers by experienced breast radiologists.

The study’s primary and secondary efficacy variables were system accuracy, as measured by the differences between observed optical parameters and observed physiologic indices and their respective historical reference comparators from contemporary academic literature in the healthy volunteers parameter-evaluable (normal volunteers) population. The reference standard for diagnosis was histopathologic diagnosis of tissue biopsy or surgical excision specimen.

The study met its primary endpoint of system accuracy of optical parameter measurements (the observed Reduced Scattering Coefficient for the scanned area of the breast at 780nm-784nm was 0.99 ±0.104mm-1). In addition, the study also met its secondary endpoints of system accuracy of optical physiologic index measurements.

An exploratory analysis of system diagnostic efficacy demonstrated statistically significant differences among normal volunteers, benign lesion, and malignant lesion populations for calculated mean Perfusion Index and calculated mean Oxyhemoglobin Index (p = 0.0054 and 0.0033, respectively) for the scanned area of the breast. Pairwise comparisons of mean Perfusion and Oxyhemoglobin indices demonstrated statistically significant differences between Malignant Lesion and Benign Lesion Populations (p = 0.0036 and p = 0.0022, respectively).

In addition, for the Malignant Lesion Population, the observed Reduced Scattering Coefficient, Perfusion Index, and Oxyhemoglobin Index for the scanned Lesion Regions of Interest, were approximately 1.5 to 2.0 times that observed in the Normal Volunteers Population. This ratio can provide interpreting radiologists with enough visual contrast on the SoftScan images to visually discriminate malignant from normal tissue.

The analysis of safety endpoints concluded that the SoftScan imaging procedure is safe and well tolerated.

The study investigators concluded that the SoftScan system is safe in clinical breast screening and diagnosis populations, and provides structural information (i.e., Reduced Scattering Coefficient) and physiologic indices (i.e., Perfusion and Oxyhemoglobin) that can be useful during lesion characterization to discriminate malignant from benign and normal breast tissue.

The study results were reviewed by ART’s Clinical Advisory Board.

About ART’s SoftScan Optical Breast Imaging System

The SoftScan optical breast imaging system has been developed as a complementary diagnostic tool to mammography, with the potential for applications in the area of treatment monitoring of breast cancer. Its non-invasive approach uses time-domain optical imaging technology, which may allow better characterization of breast tumors as benign or malignant and could provide earlier assessment of therapeutic effectiveness in patients who are undergoing treatment for breast cancer.

About ART

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed products in medical imaging, medical diagnostics, disease research, and drug discovery with the goal of bringing new and better treatments to patients faster. eXplore Optix™, an optical molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs, is distributed by GE Healthcare and is used by industry and academic leaders worldwide. SoftScan®, an optical medical imaging device, is designed to improve the diagnosis and treatment of breast cancer. ART is commercializing these products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. Finally, the Fenestra™ line of molecular imaging contrast products provide image enhancement for a wide range of preclinical Micro CT applications allowing scientists to see greater detail in their imaging studies, with potential extension into other major imaging modalities. ART’s shares are listed on the TSX under the ticker symbol ARA. For more information on ART, visit our website at www.art.ca .

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.’s regulatory filings with Canadian Securities Commissions and with the Securities and Exchange Commission in the United States.

FOR FURTHER INFORMATION, PLEASE CONTACT:

ART Advanced Research Technologies Inc.

Jacques Bédard: jbedard@art.ca
Chief Financial Officer

Dr. Joseph Kozikowski : jkozikowski@art.ca
Chief Medical Officer
Tel. 514.832.0777

www.art.ca